082-34643

Rule 12g3-2(b) File No. 62-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50



08003615

Date June 30, 2008
Contact Martina C. Erni

Unaxis Holding

~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

SUPPL

The enclosed information is being furnished to the Securities and Exchange
Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the
"Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the
"Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the
understanding that such information and documents will not be deemed to be "filed"
with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that
neither this letter nor the furnishing of such information and documents shall constitute
an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Corporate Communications

PROCESSED

'JUL 0 8 2008

THOMSON REUTERS

Enclosure

• **Disclosure of shareholding of Deutsche Bank to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone   +41 58 360 96 05
Fax   +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

Disclosure of Shareholding pursuant to the Stock Exchange Act

Pfäffikon SZ, June 30, 2008 – According to information provided on June 27, 2008, by Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch, Uraniastrasse 9, 8001 Zurich, Switzerland, the purchase positions of Deutsche Bank Group fell due to sale below the 10 % threshold and their sale positions fell due to sale below the 15 % threshold. The structure of the Deutsche Bank group's holding in OC Oerlikon Corporation AG, Pfäffikon is as follows:

Purchase positions:

Total percentage of voting rights: 8.485 %

- 789 318 registered shares (5.581 %)
- 14 932 909 conversion and share purchase rights with 319 507 (2.259 %) voting rights conferred *
- 83 815 written share sale rights with 91 150 (0.645 %) voting rights conferred *

Sale positions:

Percentage of voting rights from underlying shares: 13.938 %

- 336 394 share sale rights with 483 940 (3.422 %) voting rights conferred *
- 372 019 250 written share purchase rights with 1 487 276 (10.516 %) voting rights conferred *

Date of the sale which resulted in holdings falling below the threshold: June 23, 2008

*) Based on a recommendation by SWX Swiss Exchange of February 1, 2008, for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 para. 1 and 1bis in connection with article 17 para. 1 lit. a and para. 1bis SESTO-SFBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; tel: +41 58 360 96 22; fax: +41 58 360 91 93).

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

The group holding a share of voting rights in OC Oerlikon Corporation AG, Pfäffikon consists of the following members:

- Deutsche Bank AG Frankfurt
  Theodor-Heuss-Allee 70
  60486 Frankfurt am Main, Deutschland
- Deutsche Asset Management Investmentgesellschaft mbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Deutschland
- Deutsche Bank Trust Company Americas
  60 Wall Street
  New York, NY 10005-2858, USA
- Deutsche Investment Management Americas Inc.
  345 Park Avenue
  New York, NY 10154, USA
- DWS Investment GmbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Deutschland
- Deutsche Bank National Trust Company
  60 Wall Street
  New York, NY 10005-2858, USA
- Deutsche Asset Management (Australia) Limited
  Corner Hunter and Philipp Street
  Deutsche Bank Place, Level 16
  Sydney, NSW 2000, Australien
- DWS Investment S.A., Luxemburg
  2 Boulevard Konrad Adenauer
  1115 Luxembourg
- DWS (Austria) Investmentgesellschaft mbH,
  Hohenstaufengasse 4,
  1010 Wien, Österreich

Nature of agreement: group of companies

Person responsible for representing all group members:
Deutsche Bank AG, Frankfurt am Main, Zurich Branch
Dirk Hadlich, Uraniastrasse 9, 8001 Zürich

The shareholder's contact person:

Dirk Hadlich, Telephone: +41 44 227 37 84, Fax: +41 44 227 3084

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone   +41 58 360 96 96
Fax   +41 58 360 91 96
www.oerlikon.com

For further information please contact:

Burkhard Böndel	Frank Heffter
Corporate Communications	Corporate Investor Relations
Tel. +41 58 360 96 02	Tel. +41 58 360 96 22
Fax +41 58 360 91 93	Fax +41 58 360 98 22
pr@oerlikon.com	ir@oerlikon.com
www.oerlikon.com	www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets.

OC Oerlikon Management AG, Pfäffikon   Telephone +41 58 360 96 96
Churerstrasse 120   Fax   +41 58 360 91 96
P.O. Box   www.oerlikon.com
CH-8808 Pfäffikon SZ

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date June 30, 2008
Contact Martina C. Erni

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange
Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the
"Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the
"Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the
understanding that such information and documents will not be deemed to be "filed"
with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that
neither this letter nor the furnishing of such information and documents shall constitute
an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Corporate Communications

Enclosure

- **Disclosure of shareholding of Rumen Hranov to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon   Martina C. Erni-Schuler
Churerstrasse 120   Phone   +41 58 360 96 05
P.O. Box   Fax   +41 58 360 98 05
8808 Pfäffikon SZ   martina.erni@oerlikon.com
Switzerland   www.oerlikon.com

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, June 30, 2008 – According to notification received on June 26, 2008, the purchase positions of Mr. Rumen Hranov, Goldhaldenstrasse 37, 8702 Zollikon, Switzerland, fell below the 3 % threshold due to non-exercise of financial instruments and expiration of warrants on June 20, 2008.

The shareholder's contact person:

Patrik Faerber, Im Gsteig 4 a, 8713 Uerikon

Tel +41 44 392 09 70, Fax +41 44 392 09 72

For further information please contact:

Burkhard Böndel	Frank Heffter
Corporate Communications	Corporate Investor Relations
Tel. +41 58 360 96 02	Tel. +41 58 360 96 22
Fax +41 58 360 91 93	Fax +41 58 360 98 22
pr@oerlikon.com	ir@oerlikon.com
www.oerlikon.com	www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets.


OC Oerlikon Management AG, Pfäffikon   Telephone   +41 58 360 96 96
Churerstrasse 120   Fax   +41 58 360 91 96
P.O. Box   www.oerlikon.com
CH-8808 Pfäffikon SZ



END